Exhibit 99.8
CORPORATE ACCESS NUMBER: 209305051
BUSINESS CORPORATIONS ACT
CERTIFICATE
OF
INCORPORATION
930505 ALBERTA LTD.
WAS INCORPORATED IN ALBERTA ON 2001/04/23.

Articles of Incorporation
For
930505 ALBERTA LTD.

Share Structure:	CLASS “A” COMMON UNLIMITED CLASS “B” PREFERRED UNLIMITED

Share Transfers Restrictions:	SEE THE ANNEXED SCHEDULE “A”

Number of Directors:

Min Number of Directors:	1

Max Number of Directors:	10

Business Restricted To:	N/A

Business Restricted From:	N/A

Other Provisions:	(A) THE NUMBER OF SHAREHOLDERS OF THE CORPORATION SHALL BE NO MORE THAN FIFTY (50); AND (B) NO INVITATION SHALL BE MADE TO THE PUBLIC TO SUBSCRIBE FOR THE SECURITIES OF THE CORPORATION.

Registration Authorized By:	JOANN COLE
AGENT OF CORPORATION

SCHEDULE “A”
Each class of shares is issued without nominal or par value and is subject to the rights, privileges, restrictions and conditions set forth. No shares of the Corporation shall be transferred without the express consent of a majority of the Directors, to be signified by a resolution of the Board.
The Class “A” Common Shares and the Class “B” Preferred Shares are subject to the following rights, privileges, restrictions and conditions:
1. CLASS “A” COMMON SHARES
1.01 Dividends
The holders of Class “A” Common Shares shall be entitled to receive such dividends as the directors of the Corporation, in their discretion, may declare. No dividends shall at any time be declared on issued and outstanding Class “A” Common Shares if the result of the payment of the dividend once declared would be to impair the ability of the Corporation immediately thereafter to redeem all the issued and outstanding Class “B” Preferred Shares at their Redemption Amount (as hereinafter defined).
1.02 Return of Capital
Subject to the rights of the holders of Class “B” Preferred Shares, in the event of a liquidation, dissolution, or winding-up of the Corporation, either voluntarily or involuntarily, or other distribution of assets or property of the Corporation amongst its shareholders for the purpose of winding-up its affairs, the holders of Class “A” Common Shares will be entitled to participate equally in the distribution of the assets of the Corporation.
1.03 Voting Rights
The holders of Class “A” Common Shares shall be entitled to receive notice of, attend and vote at any meeting or meetings of the shareholders of the Corporation.
1.04 Other Rights
The holders of Class “A” Common Shares are entitled to the rights, privileges, restrictions and conditions normally attached to common shares.
2. CLASS “B” PREFERRED SHARES
2.01 Stated Capital Account
In accordance with the provisions of subsection 26(3) of the Business Corporations Act of Alberta (the “Act”), the directors of the Corporation may add to the stated capital account maintained for the Class “B” Preferred Shares the whole or any part of the amount of the consideration received by the Corporation on the issuance of the Class “B” Preferred Shares.
2.02 Redemption Amount
The price or consideration, payable entirely in lawful money of Canada, at or for which the Class “B” Preferred Shares shall be redeemed (the Class “B” Redemption Amount”) shall be a price per Class “B” Preferred Share equal to that amount being the fair market value of any property received by the Corporation as consideration for the issuance of such Class “B” Preferred Shares, divided by the total number of Class “B” Preferred Shares issued.
2.03 Voting Rights
Subject to the Act, the holders of the Class “B” Preferred Shares shall be entitled to receive notice of, attend at and vote at any meeting or meetings of the shareholders of the Corporation.
2.04 Dividend Rights
When and if declared by the directors of the Corporation and in their discretion, the holders of Class “B” Preferred Shares in any calendar year shall be entitled to receive out of the net profits or surplus of the Corporation properly applicable to the payment of dividends, a non-cumulative dividend at such rate as the directors may from time to time determine on the Class “B” Redemption Amount thereof; provided always that no dividends shall at any time be declared on any other class of issued and outstanding shares of the Corporation if the result of the payment of the dividend once declared would be to impair the ability of the Corporation immediately thereafter to redeem all of the issued and outstanding Class “B” Preferred Shares.
2.05 Return of Capital
Upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its shareholders for the purpose of winding up its affairs, the holders of Class “B” Preferred Shares shall be entitled to receive for each such share, in priority to the holders of Class “A” Common Shares, the Class “B” Redemption Amount per share together with all declared but unpaid dividends thereon (herein referred to as the “Class “B” Redemption Price”). After the payment to the holders of Class “B” Preferred Shares of the Class “B” Redemption Price for each such share as aforesaid the holders of Class “B” Preferred Shares shall have no right or claim to any of the remaining assets of the Corporation.
2.06 Parity Relationships
If upon distribution of the remaining assets of the Corporation upon any liquidation, dissolution or winding-up, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to shareholders of the Corporation for the purpose of winding up its affairs, the assets of the Corporation shall be insufficient to permit payment in full to the holders of Class “B” Preferred Shares, then the remaining assets of the Corporation shall be distributed to the holders of Class “B” Preferred Shares rateably in proportion to the amounts distributable to them as provided in Section 2.05.
2.07 Redemption
The Corporation may, upon giving notice in the manner provided in Section 2.09, redeem or purchase the whole or any part of the Class “B” Preferred Shares held by one or more shareholders on payment of the Class “B” Redemption Price for each share to be redeemed or purchased.
2.08 Retraction Privilege
Upon written notice to the Corporation provided by any holder of Class “B” Preferred Shares which notice shall contain the information required by Section 2.09 and which shall be signed by the holder or his duly authorized attorney (in which case evidence of such authorization satisfactory to the Corporation shall accompany the notice) the Corporation shall, within ten days (or such other period of time as may be set at the time of issuance of the said Class “B” Preferred Shares) following the receipt of such notice at the registered office of the Corporation, redeem or purchase all or such portion of the outstanding Class “B” Preferred Shares included in such notice, for the sum equal to the aggregate Class “B” Redemption Price in the manner provided in Section 2.09.
2.09 Manner of Redemption or Purchase
(a) The redemption or purchase of Class “B” Preferred Shares shall be made in the following manner:
          (i) The Corporation shall, at least 30 days (or such other period of time as may be set at the time of issuance of the Class “B” Preferred Shares) before the date specified for redemption or purchase or such lesser period of time as may be unanimously agreed upon by the holders of all Class “B” Preferred Shares then being redeemed or purchased, mail to each person, who at the date of mailing, is the registered holder of the Class “B” Preferred Shares to be redeemed or purchased, a notice in writing of the intention of the Corporation to redeem or purchase such Class “B” Preferred Shares. Such notice shall be mailed to each such shareholder at his address as it appears on the books of the Corporation, or in the event the address of any such shareholder not so appearing, then the last known address of such shareholder, provided, however, that an accidental failure or omission to give such notice to one or more of such shareholders shall not affect the validity of such redemption or purchase as to the other holders.
(ii) Such notice shall set out the Class “B” Redemption Price, whether the shares are being redeemed pursuant to Section 34 of the Act, or whether the shares are being purchased pursuant to Section 32 of the Act, and the date on which redemption or purchase is to take place, and, if only part of the shares held by the person to whom it is addressed are to be redeemed or purchased, the number thereof so to be redeemed or purchased.
(iii) On or after the date so specified for redemption or purchase, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class “B” Preferred Shares to be redeemed or purchased, the Class “B” Redemption Price thereof on presentation and surrender at the head office of the Corporation, or any other place designated in such notice, of the certificates for the Class “B” Preferred Shares called for redemption or purchase and the certificates for such shares shall thereupon be cancelled and the shares represented thereby shall be deemed to be redeemed or purchased. If only part of the shares represented by any certificate are redeemed or purchased, a new certificate for the balance shall be issued at the expense of the Corporation.
(iv) From and after the date specified in any such notice, the Class “B” Preferred Shares called for redemption or purchase shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof; unless payment of the Class “B” Redemption Price is not made upon the presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.
(v) The Corporation shall have the right at any time after mailing of the notice of its intention to redeem or purchase any

Class “B” Preferred Shares to deposit to a special account in any chartered bank or trust company in Canada named in such notice, the Class “B” Redemption Price of the shares so called for redemption or purchase, or the Class “B” Redemption Price of such number of said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption or purchase. The deposit shall be made in such a manner that it will be paid without interest to or to the order of the respective holders of such Class “B” Preferred Shares called for redemption or purchase upon presentation and surrender to such bank or trust company of the share certificate or certificates representing the same, and upon such deposit being made or upon the date specified for the redemption or purchase in such notice, whichever is the later, the Class “B” Preferred Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed or repurchased and the rights of the holder thereof after such deposit or such redemption or purchase date, as the case may be, shall be limited to receiving without interest their proportionate share of the total Class “B” Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation.
(b) Notice as provided in this Section 2.09 may be waived by the Corporation and the holders of all Class “B” Preferred Shares then being redeemed or purchased.
(c) If only part of the outstanding Class “B” Preferred Shares are to be redeemed or purchased at the option of the Corporation at any one time, the directors may, subject to any contrary rights or restrictions set at the time of issuance of any Class “B” Preferred Shares, in their absolute discretion determine the Class “B” Preferred Shares so as to be redeemed or purchased and such redemption or purchase need not be pro-rata to the holding of any member or on any other fixed basis.
2.10 Adjustment
(a) If the fair market value of any property received as consideration for the issuance of any Class “B” Preferred Shares should subsequently be ascertained to be greater than or less than such determined value whether by:
a. a tribunal or court of competent jurisdiction;
b. agreement between the Corporation and Revenue Canada; or
c. agreement between the Corporation and the holders of Class “B” Preferred Shares;
then, subject to the Act, the Board of Directors, on behalf of the Corporation, shall ensure that the Class “B” Redemption Amount be increased or decreased accordingly. This adjustment shall be made retroactively effective as of the date of issuance of the Class “B” Preferred Shares.
(b) If an adjustment is made to the Class “B” Redemption Amount pursuant to Section 2.10(a), and if the Board of Directors of the Corporation decide that an adjustment to the stated capital of the Class “B” Preferred Shares is required, then subject to the provisions of the Act, the stated capital of the Class “B” Preferred Shares shall be adjusted retroactively to the date of issuance of the Class “B” Preferred Shares to the amount determined by the Board of Directors of the Corporation.

(c) If dividends are paid on the Class “B” Preferred Shares between the date of issue and the actual date of any adjustment provided for in Section 2.10(a), then forthwith upon any adjustment being made pursuant to Section 2.10(a), an amount equal to the difference between the amount of dividend actually received and the amount of dividend which would have been received if the adjustment, pursuant to Section 2.10(a), had actually been made at the date of issuance of the Class “B” Preferred Shares shall be paid to the Corporation by the recipients of the dividend or to the recipients of the dividend by the Corporation, as the case may be.
(d) If any Class “B” Preferred Shares are redeemed or retracted pursuant to any of Sections 2.07 or 2.08 before the actual date of any adjustment provided for in Section 2.10(a), then forthwith upon any adjustment being made pursuant to Section 2.10(a), an amount equal to the difference between the price actually paid on the redemption or retraction of the Class “B” Preferred Shares and the price which would have been paid on the redemption or retraction of the redeemed or retracted Class “B” Preferred Shares if the adjustment pursuant to Section 2.10(a) had actually been made at the date of issuance of the Class “B” Preferred Shares shall be paid by the Corporation or the person whose Class “B” Preferred Shares were redeemed or retracted, as the case may be.

CORPORATE ACCESS NUMBER: 209305051
BUSINESS CORPORATIONS ACT
CERTIFICATE
OF
AMENDMENT
930505 ALBERTA LTD.
CHANGED ITS NAME TO PANCANADIAN FINANCE LTD. ON 2001/06/21.

Name Change Alberta Corporation — Registration Statement

Service Request Number:	3056511
Corporate Access Number:	209305051
Legal Entity Name:	930505 ALBERTA LTD.
French Equivalent Name:
Legal Entity Status:	Active

Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	PANCANADIAN FINANCE LTD.
New French Equivalent Name:
Nuans Number:	70935456
Nuans Date:	2001/06/21
French Nuans Number:
French Nuans Date:

Professional Endorsement Provided:
Future Dating Required:
Amendment Date:	2001/06/21
Annual Return
No Records returned
Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	2001/04/23

Registration Authorized By:	JOANN COLE
AGENT OF CORPORATION

CORPORATE ACCESS NUMBER: 209305051
BUSINESS CORPORATIONS ACT
CERTIFICATE
OF
AMENDMENT
PANCANADIAN FINANCE LTD.
CHANGED ITS NAME TO ENCANA FINANCE LTD. ON 2002/04/29.

Name Change Alberta Corporation — Registration Statement

Service Request Number:	3882382
Corporate Access Number:	209305051
Legal Entity Name:	PANCANADIAN FINANCE LTD.
French Equivalent Name:
Legal Entity Status:	Active

Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	ENCANA FINANCE LTD.
3 New French Equivalent Name:
Nuans Number:	73591218
Nuans Date:	2002/04/19
French Nuans Number:
French Nuans Date:

Professional Endorsement Provided:
Future Dating Required:
Amendment Date:	2002/04/29
Annual Return

File Year	Date Filed

2002	2002/04/02

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	2001/04/23

Registration Authorized By:	JOANN COLE
SOLICITOR

CORPORATE ACCESS NUMBER: 209305051
BUSINESS CORPORATIONS ACT
CERTIFICATE
OF
AMENDMENT AND REGISTRATION
OF RESTATED ARTICLES
CENOVUS ENERGY INC.
AMENDED ITS ARTICLES ON 2009/09/10.

Name/Structure Change Alberta Corporation — Registration Statement
Alberta Amendment Date: 2009/09/10

Service Request Number:	13627069
Corporate Access Number:	209305051
Legal Entity Name:	ENCANA FINANCE LTD.
French Equivalent Name:
Legal Entity Status:	Active

Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	CENOVUS ENERGY INC.
New French Equivalent Name:
Nuans Number:	97231557
Nuans Date:	2009/09/03
French Nuans Number:
French Nuans Date:

Share Structure:	CLASS “A” COMMON UNLIMITED CLASS “B” PREFERRED UNLIMITED
Share Transfers Restrictions:	SEE THE ANNEXED SCHEDULE “A”
Number of Directors:
Min Number Of Directors:	1
Max Number Of Directors:	10
Business Restricted To:	N/A
Business Restricted From:	N/A

Other Provisions:	THE OTHER RULES AND PROVISIONS AS SET OUT IN THE ARTICLES OF THE CORPORATION ARE HEREBY AMENDED BY DELETING THE EXISTING PROVISIONS AND INSERTING THEREFOR THE ATTACHED SCHEDULE OF OTHER PROVISIONS
BCA Section/Subsection:	173(1)(A); 173(1)(N)

Professional Endorsement Provided:
Future Dating Required:
Annual Return

File Year	Date Filed
2009	2009/03/25

2008	2008/04/30

2007	2007/04/10

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	2001/04/23

Other Rules or Provisions	ELECTRONIC	2009/09/10

Registration Authorized By:	KIM KHOURY
AGENT OF CORPORATION

Industry Canada	Industrie Canada

Certificate	Certificat
of Continuance	de prorogation

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

CENOVUS ENERGY INC.	724567-0

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.	Je certifie que la société susmentionnée a été prorogée en vertu de l’article 187 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de prorogation ci-jointes.

September 21, 2009 / le 21 septembre 2009
Richard G. Shaw	Date of Continuance — Date de la prorogation
Director — Directeur

Industry Canada	Industrie Canada	ELECTRONIC TRANSACTION REPORT	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE

Canada Business	Loi canadienne sur	ARTICLES OF	CLAUSES DE
Corporations Act	les sociétés par actions	CONTINUANCE	PROROGATION
		(SECTION 187)	(ARTICLE 187)

Processing Type — Mode de traitement:	E-Commerce/Commerce-É

Request Number: 3312029	Business No.:
Numéro de Demande:	N° d’entreprise:

1.	Name of the Corporation
Dénomination sociale de la société
CENOVUS ENERGY INC.

2.	The province or territory in Canada where the registered office is to be situated
La province ou le territoire Canada où se situera le siège social
AB

3.	The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et tout nombre maximal d’actions que la société est autorisée à émettre
The annexed Schedule A is incorporated in this form.
L’annexe A ci-jointe fait partie intégrante de la présente formule.

4.	Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s’il y a lieu
The annexed Schedule B is incorporated in this form.
L’annexe B ci-jointe fait partie intégrante de la présente formule.

5.	Number (or minimum and maximum number) of directors
Nombre (ou nombre minimal et maximal) d’administrateurs
Minimum: 1 Maximum: 10

6.	Restrictions, if any, on business the corporation may carry on
Limites imposées à I’activité commerciale de la société, s’il y a lieu
The annexed Schedule C is incorporated in this form.
L’annexe C ci-jointe fait partie intégrante de la présente formule.

7.	(1) If the corporation is changing its name on this continuance, what was the corporation’s previous name?
Si la société change sa dénomination sociale avec cette prorogation, quelle était sa dénomination social antérieure?

(2) Details of incorporation — Détails de la constitution
The annexed Schedule D is incorporated in this form.
L’annexe D ci-jointe fait partie intégrante de la présente formule.

8.	Other provisions, if any — Autres dispositions, s’il y a lieu
The annexed Schedule E is incorporated in this form.
L’annexe E ci-jointe fait partie intégrante de la présente formule.

Date	Name — Nom	Signature	Capacity of — en qualité de
2009-09-21	RACHEL L. DESROCHES		AUTHORIZED OFFICER

SCHEDULE / ANNEX A
SCHEDULE OF SHARE CAPITAL
The Corporation is authorized to issue:
(a) One class of shares, to be designated as “Class “A” Common Shares”, in an unlimited number; and
(b) One class of shares, to be designated as “Class “B” Preferred Shares”, in an unlimited number; such shares having attached thereto the following rights, privileges, restrictions and conditions:
1. Class “A” Common Shares
1.01 Dividends
The holders of Class “A” Common Shares shall be entitled to receive such dividends as the directors of the Corporation, in their discretion, may declare. No dividends shall at any time be declared on issued and outstanding Class “A” Common Shares if the result of the payment of the dividend once declared would be to impair the ability of the Corporation immediately thereafter to redeem all the issued and outstanding Class “B” Preferred Shares at their Redemption Amount (as hereinafter defined).
1.02 Return of Capital
Subject to the rights of the holders of Class “B” Preferred Shares, in the event of a liquidation, dissolution, or winding-up of the Corporation, either voluntarily or involuntarily, or other distribution of assets or property of the Corporation amongst its shareholders for the purpose of winding-up its affairs, the holders of Class “A” Common Shares will be entitled to participate equally in the distribution of the assets of the Corporation.
1.03 Voting Rights
The holders of Class “A” Common Shares shall be entitled to receive notice of, attend and vote at any meeting or meetings of the shareholders of the Corporation.
1.04 Other Rights
The holders of Class “A” Common Shares are entitled to the rights, privileges, restrictions and conditions normally attached to common shares.
2. Class “B” Preferred Shares
2.01 Stated Capital Account
In accordance with the provisions of subsection 26(3) of the Canada Business Corporations Act (the “Act”), the directors of the Corporation may add to the stated capital account maintained for the Class “B” Preferred Shares the whole or any part of the amount of the consideration received by the Corporation on the issuance of the Class “B” Preferred Shares.
2.02 Redemption Amount
The price or consideration, payable entirely in lawful money of Canada, at or for which the Class “B” Preferred Shares shall be redeemed (the Class “B” Redemption Amount”) shall be a price per Class “B” Preferred Share equal to that amount being the fair market value of any property received by the Corporation as consideration for the issuance of such Class “B” Preferred Shares, divided by the total number of Class “B” Preferred Shares issued.
2.03 Voting Rights
Subject to the Act, the holders of the Class “B” Preferred Shares shall be entitled to receive notice of, attend at and vote at any meeting or meetings of the shareholders of the Corporation.
2.04 Dividend Rights
When and if declared by the directors of the Corporation and in their discretion, the holders of Class “B” Preferred Shares in any calendar year shall be entitled to receive out of the net profits or surplus of the Corporation properly applicable to the payment of dividends, a non-cumulative dividend at such rate as the directors may from time to time determine on the Class “B” Redemption Amount thereof; provided always that no dividends shall at any time be declared on any other class of issued and outstanding shares of the Corporation if the result of the payment of the dividend once declared would be to impair the ability of the Corporation immediately thereafter to redeem all of the issued and outstanding Class “B” Preferred Shares.

2.05 Return of Capital
Upon the liquidation, dissolution or winding-up of the Corporation, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to its shareholders for the purpose of winding up its affairs, the holders of Class “B” Preferred Shares shall be entitled to receive for each such share, in priority to the holders of Class “A” Common Shares, the Class “B” Redemption Amount per share together with all declared but unpaid dividends thereon (herein referred to as the “Class “B” Redemption Price”). After the payment to the holders of Class “B” Preferred Shares of the Class “B” Redemption Price for each such share as aforesaid the holders of Class “B” Preferred Shares shall have no right or claim to any of the remaining assets of the Corporation.
2.06 Parity Relationships
If upon distribution of the remaining assets of the Corporation upon any liquidation, dissolution or winding-up, whether voluntary or otherwise, or other distribution of the assets of the Corporation or repayment of capital to shareholders of the Corporation for the purpose of winding up its affairs, the assets of the Corporation shall be insufficient to permit payment in full to the holders of Class “B” Preferred Shares, then the remaining assets of the Corporation shall be distributed to the holders of Class “B” Preferred Shares rateably in proportion to the amounts distributable to them as provided in Section 2.05.
2.07 Redemption
The Corporation may, upon giving notice in the manner provided in Section 2.09, redeem or purchase the whole or any part of the Class “B” Preferred Shares held by one or more shareholders on payment of the Class “B” Redemption Price for each share to be redeemed or purchased.
2.08 Retraction Privilege
Upon written notice to the Corporation provided by any holder of Class “B” Preferred Shares which notice shall contain the information required by Section 2.09 and which shall be signed by the holder or his duly authorized attorney (in which case evidence of such authorization satisfactory to the Corporation shall accompany the notice) the Corporation shall, within ten days (or such other period of time as may be set at the time of issuance of the said Class “B” Preferred Shares) following the receipt of such notice at the registered office of the Corporation, redeem or purchase all or such portion of the outstanding Class “B” Preferred Shares included in such notice, for the sum equal to the aggregate Class “B” Redemption Price in the manner provided in Section 2.09.
2.09 Manner of Redemption or Purchase
(a) The redemption or purchase of Class “B” Preferred Shares shall be made in the following manner:
(i) The Corporation shall, at least 30 days (or such other period of time as may be set at the time of issuance of the Class “B” Preferred Shares) before the date specified for redemption or purchase or such lesser period of time as may be unanimously agreed upon by the holders of all Class “B” Preferred Shares then being redeemed or purchased, mail to each person, who at the date of mailing, is the registered holder of the Class “B” Preferred Shares to be redeemed or purchased, a notice in writing of the intention of the Corporation to redeem or purchase such Class “B” Preferred Shares. Such notice shall be mailed to each such shareholder at his address as it appears on the books of the Corporation, or in the event the address of any such shareholder not so appearing, then the last known address of such shareholder, provided, however, that an accidental failure or omission to give such notice to one or more of such shareholders shall not affect the validity of such redemption or purchase as to the other holders.
(ii) Such notice shall set out the Class “B” Redemption Price, whether the shares are being redeemed pursuant to Section 36 of the Act, or whether the shares are being purchased pursuant to Section 34 of the Act, and the date on which redemption or purchase is to take place, and, if only part of the shares held by the person to whom it is addressed are to be redeemed or purchased, the number thereof so to be redeemed or purchased.
(iii) On or after the date so specified for redemption or purchase, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class “B” Preferred Shares to be redeemed or purchased, the Class “B” Redemption Price thereof on presentation and surrender at the head office of the Corporation, or any other place designated in such notice, of the certificates for the Class “B” Preferred Shares called for redemption or purchase and the certificates for such shares shall thereupon be cancelled and the shares represented thereby shall be deemed to be redeemed or purchased. If only part of the shares represented by any certificate are redeemed or purchased, a new certificate for the balance shall be issued at the expense of the Corporation.
(iv) From and after the date specified in any such notice, the Class “B” Preferred Shares called for redemption or purchase shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof; unless payment of the Class “B” Redemption Price is not made upon the presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(v) The Corporation shall have the right at any time after mailing of the notice of its intention to redeem or purchase any Class “B” Preferred Shares to deposit to a special account in any chartered bank or trust company in Canada named in such notice, the Class “B” Redemption Price of the shares so called for redemption or purchase, or the Class “B” Redemption Price of such number of said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption or purchase. The deposit shall be made in such a manner that it will be paid without interest to or to the order of the respective holders of such Class “B” Preferred Shares called for redemption or purchase upon presentation and surrender to such bank or trust company of the share certificate or certificates representing the same, and upon such deposit being made or upon the date specified for the redemption or purchase in such notice, whichever is the later, the Class “B” Preferred Shares in respect whereof such deposit shall have been made shall be deemed to be redeemed or repurchased and the rights of the holder thereof after such deposit or such redemption or purchase date, as the case may be, shall be limited to receiving without interest their proportionate share of the total Class “B” Redemption Price so deposited against presentation and surrender of the said certificates held by them respectively, and any interest allowed on any such deposit shall belong to the Corporation.
(b) Notice as provided in this Section 2.09 may be waived by the Corporation and the holders of all Class “B” Preferred Shares then being redeemed or purchased.
(c) If only part of the outstanding Class “B” Preferred Shares are to be redeemed or purchased at the option of the Corporation at any one time, the directors may, subject to any contrary rights or restrictions set at the time of issuance of any Class “B” Preferred Shares, in their absolute discretion determine the Class “B” Preferred Shares so as to be redeemed or purchased and such redemption or purchase need not be pro-rata to the holding of any member or on any other fixed basis.
2.10 Adjustment
(a) If the fair market value of any property received as consideration for the issuance of any Class “B” Preferred Shares should subsequently be ascertained to be greater than or less than such determined value whether by:
a. a tribunal or court of competent jurisdiction;
b. agreement between the Corporation and the Canada Revenue Agency; or
c. agreement between the Corporation and the holders of Class “B” Preferred Shares;
then, subject to the Act, the Board of Directors, on behalf of the Corporation, shall ensure that the Class “B” Redemption Amount be increased or decreased accordingly. This adjustment shall be made retroactively effective as of the date of issuance of the Class “B” Preferred Shares.
(b) If an adjustment is made to the Class “B” Redemption Amount pursuant to Section 2.10(a), and if the Board of Directors of the Corporation decide that an adjustment to the stated capital of the Class “B” Preferred Shares is required, then subject to the provisions of the Act, the stated capital of the Class “B” Preferred Shares shall be adjusted retroactively to the date of issuance of the Class “B” Preferred Shares to the amount determined by the Board of Directors of the Corporation.
(c) If dividends are paid on the Class “B” Preferred Shares between the date of issue and the actual date of any adjustment provided for in Section 2.10(a), then forthwith upon any adjustment being made pursuant to Section 2.10(a), an amount equal to the difference between the amount of dividend actually received and the amount of dividend which would have been received if the adjustment, pursuant to Section 2.10(a), had actually been made at the date of issuance of the Class “B” Preferred Shares shall be paid to the Corporation by the recipients of the dividend or to the recipients of the dividend by the Corporation, as the case may be.
(d) If any Class “B” Preferred Shares are redeemed or retracted pursuant to any of Sections 2.07 or 2.08 before the actual date of any adjustment provided for in Section 2.10(a), then forthwith upon any adjustment being made pursuant to Section 2.10(a), an amount equal to the difference between the price actually paid on the redemption or retraction of the Class “B” Preferred Shares and the price which would have been paid on the redemption or retraction of the redeemed or retracted Class “B” Preferred Shares if the adjustment pursuant to Section 2.10(a) had actually been made at the date of issuance of the Class “B” Preferred Shares shall be paid by the Corporation or the person whose Class “B” Preferred Shares were redeemed or retracted, as the case may be.

SCHEDULE / ANNEX B
The right to transfer shares of the Corporation is restricted in that no shareholder shall be entitled to transfer any share or shares in the capital of the Corporation to any person who is not a shareholder of the Corporation unless the transfer has been approved by the directors of the Corporation.

SCHEDULE / ANNEX C
None.

SCHEDULE / ANNEX D
Incorporated in Alberta under Corporate Access No. 209305051 on April 23, 2001 as 930505 Alberta Ltd.;
Name Changed to Pancanadian Finance Ltd. on June 21, 2001;
Name Changed to to Encana Finance Ltd. on April 29, 2002;
Name changed to Cenovus Energy Inc. on September 10, 2009.

SCHEDULE / ANNEX E
SCHEDULE OF OTHER PROVISIONS
(a) The number of direct or indirect beneficial owners of securities of the Corporation will be limited to not more than 50, not including employees and former employees of the Corporation or any of its affiliates, provided that each person is counted as one beneficial owner unless the person is created or used solely to purchase or hold securities of the Corporation, in which case each beneficial owner or each beneficiary of the person, as the case may be, shall be counted as a separate beneficial owner. For purposes of this paragraph, the term “securities” does not include non convertible debt securities of the Corporation.
(b) Any invitation to the public to subscribe for securities of the Corporation is prohibited.
(c) Without limiting the borrowing powers of the Corporation as set forth in the Canada Business Corporations Act:
(i) the board of directors may from time to time in such amounts and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation; and
(ii) the board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.
(d) The right to transfer securities of the Corporation, other than non-convertible debt securities, is restricted in that no securityholder shall be entitled to transfer any securities of the Corporation to any person who is not a securityholder of the Corporation unless the transfer has been approved by the board of directors of the Corporation.